SO
3-11-02



SECU[illegible] 02007595 [illegible]MMISSION
Washington, D.C. 20549

3/6

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 22338 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFC Equities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bay Club Drive, Apt. 4LE
(No. and Street)

Bayside (City) New York (State) 11360 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
143
WASH. D.C. SECTION


NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Sumner 212-997-1650
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sumner, Neil
(Name — *if individual, state last, first, middle name*)

130 West 42nd Street, Suite 1906 (Address) New York (City) New York (State) 10036-7901 (Zip Code)

**CHECK ONE:**
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Samuel Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFC Equities, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of New York)
County of Queens:) ss.
Sworn to and subscribed before me this 25 day of Feb, 2002.

[signature]
Notary Public

[signature]
Signature

Member
Title

JOAN HYMOWITZ
NOTARY PUBLIC, State of New York
No. 41-4857193
Qualified in Queens County
Commission Expires April 21, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Notes to financial statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB No. 3235-0123 (5-31-87)

# FORM X-17A-5

3/91

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

| | |
|---|---|
| NAME OF BROKER-DEALER<br>CFC Equities, LLC [13] | SEC FILE NO.<br>8-22338 [14] |
| | FIRM ID. NO.<br>11-3579179 [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)<br>2 Bay Club Drive, Apt. 4LE [20]<br>(No. and Street) | FOR PERIOD BEGINNING (MM/DD/YY)<br>01/01/01 [24] |
| Bayside [21] New York [22] 11360 [23]<br>(City) (State) (Zip Code) | AND ENDING (MM/DD/YY)<br>12/31/01 [25] |

| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code)—Telephone No |
|---|---|
| Neil Sumner [30] | 212-997-1650 [31] |

| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

10-003736-M
CFC EQUITIES
SAMUEL WEISS
P.O. BOX 4061,
BAY TERRACE
NY 11360
IIA

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 19 ____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

**ATTENTION**—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

**INDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Sumner, Neil 70

| ADDRESS | Number and Street | City | State | Zip Code |
|---|---|---|---|---|
| | 130 W. 42 St., Suite 1906 | New York | New York | 10036-7901 |
| | 71 | 72 | 73 | 74 |

Check One

( X ) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER CFC Equities, LLC | N 3 | 100

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. 8-22338 [98]

Consolidated [198]

Unconsolidated [199]

### ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 37,922 | 200 | | | $ 37,922 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | 17,844 | 300 | $ | 550 | 17,844 | 810 |
| 3. Receivables from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 59,220 | 424 | | | | |
| E. Spot commodities | | 430 | | | 59,220 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ___ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ___ [150] | | | | | | |
| B. Other securities $ ___ [160] | | | | | | |
| 7. Secured demand notes: market value of collateral: | | 470 | | 640 | | 890 |
| A. Exempted securities $ ___ [170] | | | | | | |
| B. Other securities $ ___ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ___ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| 11. Other assets | | 535 | | 735 | | 930 |
| 12. TOTAL ASSETS | $ 114,986 | 540 | $ | 740 | $ 114,986 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER CFC Equities, LLC as of 12/31/01

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

#### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 431 [1205] | [1385] | 431 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders $ [970] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of $ [980] | | | |
| B. Securities borrowings, at market value: from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements: | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ 431 [1230] | $ [1450] | $ 431 [1760] |

#### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole proprietorship | | $ [1770] |
| 22. Partnership (limited partners | $ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | [1794] |
| E. Total | | [1795] |
| F. Less capital stock in treasury | | ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 114,555 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 114,986 [1810] |

OMIT PENNIES



BASIC FILERS ONLY

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER CFC Equities, LLC as of 12/31/01

### COMPUTATION OF NET CAPITAL

| Line | Item | | Code | | Code |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 114,555 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 114,555 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 114,555 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 114,555 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 1,184 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 1,184 ) | 3740 |
| 10. | Net Capital | | | $ 113,371 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER CFC Equities, LLC as of 12/31/01

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 29 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 2,500 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 2,500 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ | 110,871 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 113,328 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | 431 | 3790 |
| 17. | Add: | | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 19. | Total aggregate indebtedness | | | $ | 431 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % | .3802 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | .3788 | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | | |
|---|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** CFC Equities, LLC

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

**REVENUE**

| Item | Amount | Code |
|---|---|---|
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 3935 |
| b. Commissions on listed option transactions | | 3938 |
| c. All other securities commissions | | 3939 |
| d. Total securities commissions | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | 3955 |
| 5. Revenue from sale of investment company shares | 133,992 | 3970 |
| 6. Commodities revenue | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 3975 |
| 8. Other revenue | 2,289 | 3995 |
| 9. Total revenue | $ 136,281 | 4030 |

**EXPENSES**

| Item | Amount | Code |
|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | $ | 4120 |
| 11. Other employee compensation and benefits | | 4115 |
| 12. Commissions paid to other broker-dealers | | 4140 |
| 13. Interest expense | | 4075 |
| a. Includes interest on accounts subject to subordination agreements [4070] | | |
| 14. Regulatory fees and expenses | 966 | 4195 |
| 15. Other expenses | 47,883 | 4100 |
| 16. Total expenses | $ 48,849 | 4200 |

**NET INCOME**

| Item | Amount | Code |
|---|---|---|
| 17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16) | $ 87,432 | 4210 |
| 18. Provision for Federal Income taxes (for parent only) | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | 4222 |
| a. After Federal income taxes of [4238] | | |
| 20. Extraordinary gains (losses) | | 4224 |
| a. After Federal income taxes of [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ 87,432 | 4230 |

**MONTHLY INCOME**

| Item | Amount | Code |
|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ N/A | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER CFC Equities, LLC

For the period (MMDDYY) from 01/01/01 to 12/31/01

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

|  | | |  | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 105,448 | 4240 |
| A. Net income (loss) | | | 87,432 | 4250 |
| B. Additions (Includes non-conforming capital of | $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of Distributions | $ 78,325 | 4272 ) | (78,325) | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 114,555 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

|  |  | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER CFC Equities, LLC as of 12/31/01

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k) (1)—$2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained Organization is exempt | | 4560 |
| C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] | | 4570 |
| D. (k) (3)—Exempted by order of the Commission | | 4580 |

**CFC Equities, LLC**
Statement of Cash Flows
Year Ended December 31, 2001

| | |
|---|---|
| *Cash flows from operating activities:* | |
| Cash received from principals | 134,926 |
| Operating expenses | (49,053) |
| Net cash provided by operating activities | 85,873 |
| *Cash flows from investing activities* | |
| Dividend income | 2,289 |
| Net cash provided by investing activities | 2,289 |
| *Cash flows from financing activities:* | |
| Withdrawals by owner | (78,325) |
| Net cash used by financing activities | (78,325) |
| Net increase in cash | 9,837 |
| Cash and cash equivalents - January 1, 2000 | 87,305 |
| Cash and cash equivalents - December 31, 2000 | 97,142 |

See accountant's report and notes to financial statements.

CFC EQUITIES, LLC
Notes to Financial Statements
December 31, 2001

Note 1 - Respondent has no liabilities subordinated to claims of general creditors.

Note 2 - Respondent is exempt from computation for determination of reserve requirements.

Note 3 - Respondent is exempt from submitting information relating to possession or control requirements.

Note 4 - Respondent has complied with exemptive provision from Rule 15C3-3 during year under audit.

Note 5 - Respondent is exempt from membership in the Securities Investor Protections Corporation, and therefore, a supplemental report pursuant to Rule 17a5(e)(4) is not applicable.

Note 6 - Cash equivalents consist of uninsured money market accounts that are available for use in current operations. Cash equivalents totaled $59,220 and cash in bank totaled $37,922 at December 31, 2001.

Note 7 - Reconciliation - Computation of Net Capital

Focus Report - December 31, 2001 Cash Basis submitted by CFC Equities, LLC

| | |
|---|---|
| Net capital before haircuts | 97,239 |
| Deduct: Haircut | (1,186) |
| Net capital as reported | 96,053 |
| Deduct: error in reporting other assets | (100) |
| Add: correction of haircut | 2 |
| Add: Commission receivable | 17,844 |
| Add: Cash Adjustment | 3 |
| Deduct: Accrued Expenses | (431) |
| Net capital - Accrual basis, audited report | 113,371 |

Note 8 - On December 6, 2000 Respondent formed a sole member limited liability company which is a disregarded entity for income tax purposes. Accordingly, no provision has been made for income taxes in the attached statement of income. Respondent which prior to the formation of his limited liability company operated as a sole proprietorship conducts all business in the name of his limited liability company, CFC Equities, LLC. which operations are otherwise unchanged.

Neil Sumner

*Certified Public Accountant*

130 West 42nd Street, Suite 1906
New York, New York 10036-7901

Tel: 212-997-1650
Fax: 212-704-0982


# INDEPENDENT AUDITOR'S REPORT



RECEIVED
MAR 05 2002
143


Mr. Samuel Weiss, Sole Member
CFC Equities, LLC
2 Bay Club Drive
Bayside, New York 11360

Dear Mr. Weiss:

I have audited the accompanying financial statements of CFC Equities, LLC, a one member limited liability company, as of December 31, 2001. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Based upon the scope of my audit, no material inadequacies have been found to exist in the accounting system, the internal accounting control and in procedures for safeguarding securities.

In my opinion, the financial statements as contained in the Focus Report Form X-17A-5 and the accompanying statement of cash flows and notes present fairly in all material respects the financial position of CFC Equities, LLC as of December 31, 2001 and the result of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

New York, New York
February 12, 2002

Neil Sumner, CPA
NEIL SUMNER, C.P.A.

Sworn to before me this 20th day
of February, 2002

Notary Public

KAREN RUSSO
Notary Public, State of New York
No. 41-[illegible]
Qualified in Queens County
Commission Expires March 30, 2002